Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to the Registration Statement on Form S-4 (Form S-4 No. 333-123283) and related prospectus of SBC Communications Inc. (“SBC”) and to the incorporation by reference therein of our reports dated February 25, 2005, with respect to the consolidated financial statements of SBC, SBC management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SBC, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004 and the related financial statement schedules of SBC included therein, filed with the Securities and Exchange Commission.

By:   /s/ ERNST & YOUNG LLP

San Antonio, Texas
April 18, 2005